# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DANA INC, CIK 0000026780
CUSIP: 235825205
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3939 TECHNOLOGY DRIVE, MAUMEE, Ohio (OH), 43537
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0001539497-22-000021
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,936,147; shared voting power 0; sole dispositive power 5,936,147; shared dispositive power 0; aggregate amount beneficially owned 5,936,147 (4.09% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,936,147; sole dispositive power 0; shared dispositive power 5,936,147; aggregate amount beneficially owned 5,936,147 (4.09% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,350,358; shared voting power 0; sole dispositive power 8,350,358; shared dispositive power 0; aggregate amount beneficially owned 8,350,358 (5.76% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,350,358; sole dispositive power 0; shared dispositive power 8,350,358; aggregate amount beneficially owned 8,350,358 (5.76% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 14,286,505; sole dispositive power 0; shared dispositive power 14,286,505; aggregate amount beneficially owned 14,286,505 (9.85% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: DANA INC
Comment: This statement constitutes Amendment No. 3 to the Schedule 13D (as amended, the "Schedule 13D") relating to shares of the common stock, par value $0.01 per share (the "Shares"), of Dana Incorporated, a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on December 28, 2021. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof: On January 23, 2025, the Reporting Persons, Messrs. Gary Hu, Steven Miller, Brett Icahn, and Christian Garcia enter into an Amendment (the "Amendment") to the Director Appointment and Nomination Agreement, dated as of January 7, 2022, by and among the Reporting Persons and the Issuer (the "Nomination Agreement"). Pursuant to the terms, and subject to the conditions of, the Amendment, each of Messrs. Hu and Miller resigned as members of the Board of Directors effective as of January 23, 2025. Each of Messrs. Brett Icahn and Garcia have been appointed to fill the vacancies created by the resignations of Messrs. Hu and Miller. The Issuer has agreed to nominate each of Messrs. Brett Icahn and Garcia, in their capacity as Icahn Designees, for election at the Issuer's 2025 annual meeting of stockholders. Pursuant to the terms of the Amendment, the Reporting Persons have agreed to a "standstill" to not take certain actions (i) until 30 days prior to the director nomination deadline for the Issuer's 2027 annual meeting of stockholders if certain business objectives are met and the Issuer nominates both Icahn Designees (or any replacement designees) for re-election at the Issuer's 2026 annual meeting of stockholders or (ii) until 30 days prior to the director nomination deadline for the Issuer's 2026 annual meeting of stockholders if certain business objectives are not met. Subject to the terms of the Amendment, the Icahn Designees will also be entitled to serve on existing and new committees of the Board. The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is included hereto as Exhibit 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit: 3. Amendment to Director Appointment and Nomination Agreement, dated as of January 23, 2025 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 23, 2025).

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/23/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/23/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/23/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/23/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/23/2025)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/23/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/23/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/23/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (01/23/2025)
- Carl C. Icahn: /s/ CARL C. ICAHN, CARL C. ICAHN (01/23/2025)